Exhibit 99.1

FOR IMMEDIATE RELEASE

DragonWave Announces Harmony Care Offering

The successful launch of Harmony Care includes five initial customer orders

Ottawa, Canada, April 5, 2016 - DragonWave Inc. (TSX: DWI; NASDAQ: DRWI) a global supplier of packet microwave radio systems, today announced the  launch of its Harmony Care services offering. Harmony Care will provide legacy support to DragonWave’s installed base of over 400,000 units, including the product line acquired in the 2012 acquisition of Nokia’s Microwave unit.

Harmony Care allows our operator customers the ability to extend the lifecycle of their installed microwave base products, including FlexiPacket Radio, FlexiPacket MultiRadio, Hub800, FirstMile 200, FlexiTrunk, SRT1f, Horizon Compact, Horizon Compact+, Horizon Duo and Horizon Quantum.   The Harmony Care service offering is an added option which includes hardware and software warranty, along with 24 hour help desk and level 2 support.

“Network Operators are trying to maximize the use of their equipment investment.  Harmony Care allows this lifecycle extension, while at the same time establishing direct customer relationships, as the operators move towards a network upgrade,” said Greg Friesen, vice president, Product Management, DragonWave. “DragonWave has won five new direct customers with the Harmony Care offering, and we aspire to support many more of our 200 plus legacy radio customers, helping them extend their network investment.”

About DragonWave

DragonWave® is a leading provider of high-capacity packet microwave solutions that drive next-generation IP networks.  DragonWave’s carrier-grade point-to-point packet microwave systems transmit broadband voice, video and data, enabling service providers, government agencies, enterprises and other organizations to meet their increasing bandwidth requirements rapidly and affordably.  The principal application of DragonWave’s products is wireless network backhaul.  Additional solutions include leased line replacement, last mile fiber extension and enterprise networks.  DragonWave’s corporate headquarters is located in Ottawa, Ontario, with sales locations in Europe, Asia, the Middle East and North America.  For more information, visit http://www.dragonwaveinc.com.

DragonWave® is a registered trademark of DragonWave Inc.

Forward-Looking Statements

Certain statements in this release constitute forward-looking statements within the meaning of applicable securities laws. Forward-looking statements include statements as to DragonWave’s growth opportunities and the potential benefits of, and demand for, DragonWave’s products.  These statements are subject to certain assumptions, risks and uncertainties, including our view of the relative position of DragonWave’s products compared to competitive offerings in the industry. Readers are cautioned not to place undue reliance on such statements.  DragonWave’s actual results, performance, achievements and developments may differ materially from the results, performance, achievements or developments expressed or implied by such statements. Risk factors that may cause the actual results, performance, achievements or developments of DragonWave to differ materially from the results, performance, achievements or developments expressed or implied by such statements can be found in the public documents filed by DragonWave with U.S. and Canadian securities regulatory authorities. DragonWave assumes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by law.

Media Contact:	Media Contact:	Investor Contact:
Nadine Kittle	Becky Obbema	Peter Allen
Marketing Communications	Interprose Public Relations	President & CEO
DragonWave Inc.	(for DragonWave)	DragonWave Inc.
nkittle@dragonwaveinc.com	Becky.Obbema@interprosepr.com	Investor@dragonwaveinc.com
Tel: 613-599-9991 ext. 2262	Tel: (408) 778-2024	Tel: 613-599-9991 ext. 2222